SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of October, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On October 13, 2006, Telvent GIT, S.A. (the “Company”) appointed Bárbara Zubiría Furest as its Chief Reporting Officer. Ms. Zubiria previously served as the Chief Audit Officer of the Company since April 28, 2005. A description of Ms. Zubiría’s business experience is contained in our report on Form 6-K dated May 5, 2005. Ms. Zubiría is not related to any of the Company’s directors or executive officers.
On October 17, 2006, Ms. Carmen Rodríguez was appointed by the Audit Committee as the new Chief Audit Officer. Ms. Rodríguez has been responsible for the Company’s internal auditing function since 2003. Ms. Rodríguez joined Company in January 2002 as an Internal Auditor. In September 2003, she was promoted to the position of Internal Audit Manager and has been working in the implementation of the Company’s system of internal controls over financial reporting for the last two years. Prior to joining the Company, Ms. Rodríguez worked for three years in the tax practice of PricewaterhouseCoopers in Madrid, Spain. From 1996 to 1999, Ms. Rodríguez worked in the Financial Department of Visa. Ms. Rodríguez holds a Bachelors Degree in Business Administration and Economics from the CEU University of Madrid. In addition, she has a Masters Degree in Taxation from the Instituto de Empresa (Madrid, Spain). Ms. Rodríguez is not related to any of the Company’s directors or executive officers.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

	By:	/s/ Lidia García Páez

Name: Lidia García Páez Title: Legal Counsel

Date: October 19, 2006